UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BEMIS COMPANY, INC.

(Exact name of Registrant as specified in its charter)

Missouri	1-5277	43-0178130
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

One Neenah Center, 4th Floor, P.O. Box 669

Neenah, Wisconsin 54957-0669

(Address of principal executive offices)

Steven J. Price

Deputy General Counsel

(920) 527-5080

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1.                         Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the “conflict mineral rules”) require Bemis Company, Inc. (“Bemis”) to make certain disclosures concerning supply sources for conflict minerals — principally consisting of gold, tin, tungsten, or tantalum — that may be necessary to the manufacture or functionality of our products.  Terms and phrases used but not defined in this disclosure have the meanings given under the conflict mineral rules.

In 2014, Bemis sold certain filling machines for packaged food products in South America for which tin solder is necessary to the product’s functionality.  Under the conflict mineral rules, Bemis may be deemed to manufacture or contract to manufacture those products.  The conflict minerals for such products manufactured in 2013 were all outside the supply chain by January 31, 2013.  Accordingly, no Form SD was required for the year ended December 31, 2013.  Bemis conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals described above for 2014.  Such inquiry was reasonably designed to determine whether any of these minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or are from recycled or scrap sources.  The inquiry included obtaining written representations from eleven of our thirty-one suppliers for these minerals to the effect that (i) the supplier has conducted its own reasonable country of origin inquiry within the meaning of the conflict mineral rules with respect to minerals sold to Bemis; and (ii) based on such inquiry, the supplier has determined such minerals do not originate in the DRC or an adjoining country, or are from recycled or scrap sources, or the supplier has no reason to believe such minerals may have originated in the DRC or an adjoining country.  Based on these inquiries, Bemis has no reason to believe any of such conflict minerals may have originated in the DRC or an adjoining country.

With respect to the conflict minerals for which the Company could not determine, based on its reasonable country of origin inquiry, were from recycled or scrap sources or originated outside of the DRC, Bemis conducted further due diligence as described in Bemis’ Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.  There is significant overlap between our reasonable country of origin inquiry and our due diligence measures performed.

This Form SD, including Bemis’ Conflict Minerals Report, is publicly available, along with Bemis’ other SEC filings, on Bemis’ website at www.bemis.com, by clicking on “Investors” and then selecting “SEC Filings.”

Item 1.02  Exhibits

A copy of Bemis’ Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014, is provided as Exhibit 1.01 hereto.

SECTION 2.                         Exhibits

Item 2.01  Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMIS COMPANY, INC.

		By	/s/ Sheri H. Edison
Sheri H. Edison, Vice President, General Counsel and Secretary
Date:	June 1, 2015

EXHIBIT INDEX

Exhibit	Description	Method of Filing
1.01	Conflict Minerals Report of Bemis Company, Inc.	Filed Electronically